UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the securities market legislation, hereby communicates the following

RELEVANT INFORMATION

BBVA’s Board of Directors, in its meeting held today, has approved the following resolutions, in execution of the succession plans for the Group Executive Chairman and for the Chief Executive Officer, approved by the Board of Directors in its meetings held on 26 September and 28 November 2018, respectively:

•

To appoint Carlos Torres Vila as Executive Chairman of BBVA, replacing Francisco González Rodríguez, whose resignation has been accepted by the Board of Directors in its meeting held today, thanking him for the services rendered and dedication to the Bank.

•	To appoint by co-option Onur Genç as member of the Board of Directors and as Chief Executive Officer of BBVA.

The Board of Directors has likewise approved the appointment of Francisco González Rodríguez as Honorary Chairman of BBVA.

The above resolutions will be effective once the relevant authorisations are obtained, which will be duly communicated to the market.

The Board of Directors has also approved organisational changes, which are described in the press release attached hereto and which involve changes at senior management level pursuant to the organisational chart also attached.

Madrid, 20 December 2018

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail

Press release
12.20.2018

BBVA approves new structure and completes succession plan

The Board of Directors of BBVA today approved the appointments of Carlos Torres Vila as Group’s executive chairman, and of Onur Genç as CEO. The Board also approved a new organizational structure, thus completing the succession plan that ensures the continuity of BBVA’s transformation strategy, following the departure of Francisco González.

In a meeting conducted today, the Board of Directors of BBVA named Carlos Torres Vila Group executive chairman, replacing Francisco González, and Onur Genç as CEO. Also Francisco González has been designated honorary chair of both BBVA and the BBVA Foundation, recognizing his legacy. The changes will come into effect once the corresponding authorizations have been obtained, which are expected before Dec. 31, 2018.

The Board also approved a new organizational structure, aimed at fostering the Group’s transformation and businesses, while further specifying responsibilities for executive functions.

“We have accomplished a well-planned succession that promotes in-house talent and that guarantees the continuity of our transformation process,” BBVA’s current CEO and next executive chairman Carlos Torres Vila said.

The main aspects of the new organizational structure are as follows:

The executive chairman will be responsible for the management and well-functioning of the Board of Directors, the supervision of the management of the Group, the institutional representation, and leading and boosting the Group’s strategy and its transformation process.

The CEO will be in charge of the daily management of the Group’s businesses, reporting directly to BBVA’s Board.

“BBVA’s strength is its team and that is being reflected in the new structure,” BBVA’s U.S. country manager and future CEO Onur Genç said.

12.20.2018

The areas reporting to the CEO are:

•	Business units:

•	Corporate & Investment Banking: Luisa Gómez Bravo, who until now was the global head of Investment & Cost Management in Finance, will now lead this area, replacing Juan Asúa.

•	Country responsible areas:

•	Country Monitoring: Jorge Sáenz-Azcúnaga.

•	Country Manager Spain: Cristina de Parias.

•	Country Manager Mexico: Eduardo Osuna.

•	Country Manager U.S.: Javier Rodríguez Soler, currently head of Strategy & M&A, will be country manager in the U.S., following the appointment of Onur Genç as CEO of BBVA.

•	Country Manager Turkey: Fuat Erbil.

•	The following global functions:

•	Client Solutions: Derek White.

•	Finance & Accounting: Jaime Sáenz de Tejada. The Finance area will now integrate the functions of accounting and tax.

•	Global Risk Management: Rafael Salinas.

The areas reporting directly to the executive chairman are:

•	Areas related to the transformation’s key levers:

•

Engineering & Organization: Ricardo Forcano, who is currently head of Talent & Culture, will lead the Engineering area, which will also add the Organization function. Ricardo Moreno, who was until now head of Engineering, ends a successful period at the helm of this area and returns to Argentina as the future chairman of the Board of BBVA Francés.

•	Talent & Culture: Carlos Casas, current head of compensation, benefits & key roles in T&C, will now lead the area.

•	Data: David Puente.

12.20.2018

•	Areas related to the Group’s strategy:

•	Global Economics & Public Affairs: José Manuel González-Páramo.

•	Senior Advisor to the Chairman: Juan Asúa will take this new responsibility following his term in Corporate & Investment Banking.

•	Strategy & M&A: Victoria del Castillo, current M&A managing director for Europe and Turkey, will now lead this area.

•	Communications: Paul G. Tobin.

•	Legal-related and Board-related areas:

•	Legal: María Jesús Arribas, who is the current head of corporate legal services, will lead this area. Compliance will now be integrated in a newly-created area.

•	General Secretary: Domingo Armengol.

Additionally, certain control areas will strengthen their independence, establishing a direct reporting of their heads to the Board of Directors through its corresponding committees:

•

Supervisors, Regulation & Compliance: Eduardo Arbizu, until now head of Legal & Compliance, will lead this new area that will be in charge of the relationship with regulators and supervisors; the monitoring and analysis of regulatory trends and the development of the Group’s regulatory agenda; and the management of compliance-related risks as the Compliance function is now integrated in this area.

•

The area of Internal Audit will now be led by Joaquín Gortari, who is currently chief of staff to the chairman, replacing José Luis de los Santos, who finishes a successful career of more than 30 years with the Group.

Finally, Ricardo Gómez Barredo, who is currently head of Accounting & Supervisors, will continue to be associated to the Group as a board member at Garanti, BBVA’s Turkish franchise.

12.20.2018

The new organization chart is as follows:

(1)	Reporting channel to CEO for Argentina, Colombia, Peru, Venezuela, Uruguay and Paraguay, as well as monitoring of all countries, including Spain, Mexico, USA and Turkey
(2)	Reporting to the Board of Directors through its corresponding committees

Contact details:

BBVA Corporate Communications

Tel. +34 91 374 63 49

comunicacion.corporativa@bbva.com

For more financial information about BBVA visit:

http://shareholdersandinvestors.bbva.com

For more BBVA news visit: https://www.bbva.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2018		Banco Bilbao Vizcaya Argentaria, S.A.

	By:	/s/ Domingo Armengol Calvo
Name: Domingo Armengol Calvo
Title: Authorized representative